EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NONE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**04/20/11**
Item IDs	**2.02**
	7.01
	9.01
Notify via Filing website Only	**off**
Emails	**doug.krueger@raymondjames.com**
	michael.castellani@raymondjames.com
	jennifer.ackart@raymondjames.com
	jonathan.oorlog@raymondjames.com
	mike.badal@raymondjames.com
	megan.nelson@raymondjames.com
	rjbank-finance@rjlan.rjf.com
	nancy.coan@raymondjames.com
	jesus.jimenez@raymondjames.com

Documents

8-K	**k8headerrjfq211earnings.htm**
	8K header
EX-99.1	**ex99_1.htm**
	04-20-2011 Earnings Release
GRAPHIC	**rjflogo.jpg**
	RJF Logo
GRAPHIC	**rjblogo.jpg**
	RJB Logo
8-K	**submissionpdf.pdf**
	PDF

Module and Segment References

SEC EDGAR XFDL Submission Header

```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>aw6c#pmc</value></field>

                <field sid="SubTable_periodOfReport_"><value>04/20/11</value></field>
                <combobox sid="SubItem_itemId_"><value>2.02</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_2"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8headerrjfq211earnings.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8K header</value></field>
                <data sid="data1"><filename>k8headerrjfq211earnings.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>04-20-2011 Earnings Release</value></field>
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>rjflogo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_2"><value>RJF Logo</value></field>
                <data sid="data3"><filename>rjflogo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>rjblogo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_3"><value>RJB Logo</value></field>
                <data sid="data4"><filename>rjblogo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_4"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_4"><value>8-K</value></combobox>
                <field sid="SubDocument_description_4"><value>PDF</value></field>
                <data sid="data5"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>michael.castellani@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>jonathan.oorlog@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_4"><value>mike.badal@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_5"><value>megan.nelson@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_6"><value>rjbank-finance@rjlan.rjf.com</value></field>
                <field sid="SubInternet_internetAddress_7"><value>nancy.coan@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_8"><value>jesus.jimenez@raymondjames.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

April 20, 2011
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On April 20, 2011, Raymond James Financial, Inc. issued a press release disclosing its results for the second quarter ended March 31, 2011. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 7.01 Regulation FD Disclosure

On April 20, 2011, Raymond James Financial, Inc. issued the press release referred to under Item 2.02 providing previously non-public information consisting of statements relating to the Company's business and results of operations.

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Press release dated April 20, 2011, issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: April 20, 2011

By: /s/ Jeffrey P. Julien
Jeffrey P. Julien
Executive Vice President - Finance
and Chief Financial Officer

RAYMOND JAMES®

April 20, 2011
FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL
REPORTS SECOND QUARTER RESULTS

ST. PETERSBURG, Fla. – Raymond James Financial, Inc. today reported a 45 percent increase from the prior year's quarterly net income to $80,917,000, or $0.64 per diluted share, for its second fiscal quarter ended March 31, 2011. In comparison, the firm earned $55,628,000, or $0.45 per diluted share, for the second quarter of fiscal 2010. This quarter's net revenue of $852,057,000 is a 16 percent increase over last year's second fiscal quarter.

"This quarter's record net revenue, assets under administration and assets under management demonstrate the underlying strength of the firm through this economic recovery," stated CEO Paul Reilly.

"Net revenue was 5 percent higher and net income 1 percent lower than the previous quarter. Although net income was down slightly, it was in line with our expectations given positive adjustments during the first quarter," Reilly continued.

"The Private Client Group led this quarter's growth with assets under administration reaching a record $275 billion. Assets under management also grew to a record $35.6 billion due to both market appreciation and net inflows.

"Capital Markets had another strong quarter. Although the number of lead managed deals was up slightly sequentially, underwriting revenue was down due to smaller deal participations. However, M&A revenue was robust, making up the shortfall. Although Fixed Income commissions were down, Fixed Income produced solid results due to strong trading profits in the municipal area.

"Raymond James Bank loan balances were down slightly once again due to a high level of payoffs. Although the loan production and pipeline have been strong, growing the loan book continues to be challenging within our target credit/risk appetite given the high rates of payoffs.

"In early April, we closed on the Howe Barnes Hoefer & Arnett acquisition, and also completed a $250 million offering of 5-year senior notes.

"Our business results continue to improve and we are well-positioned to continue our growth and expansion," added Reilly. "The uncertain economic outlook, global unrest and mountain of proposed regulatory rules keep our optimism in check, but we look forward to meeting these challenges."

The company will conduct its quarterly conference call Thursday, April 21, at 8:15 a.m. ET. For a listen-only connection, visit **raymondjames.com/analystcall** for a live audio webcast. The subjects to be covered may include forward-looking information. Questions may be posed to management by participants on the analyst call-in line, and in response the company may disclose additional material information.

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have more than 5,300 financial advisors serving 1.9 million accounts in 2,400 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $275 billion, of which approximately $36 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2010 annual report on Form 10-K and the quarterly report on Form 10-Q for the quarter ended December 31, 2010, which are available on RAYMONDJAMES.COM and SEC.GOV.

For more information, contact Steve Hollister at 727-567-2824.

Please visit the Raymond James Press Center at raymondjames.com/media.

Raymond James Financial, Inc.
Unaudited Report
(in thousands, except per share amounts)

	Three Months Ended				
	March 31, 2011	March 31, 2010	% Change	December 31, 2010	% Change
Total Revenues	$866,744	$749,987	16%	$830,333	4%
Net Revenues	852,057	734,439	16%	813,829	5%
Pre-Tax Income	126,237	89,656	41%	130,514	(3)%
Net Income	80,917	55,628	45%	81,723	(1)%
Income for basic earnings per common share:					
Net income attributable to RJF, Inc. common shareholders	$78,293	$53,241	47%	$78,838	(1)%
Income for diluted earnings per common share:					
Net income attributable to RJF, Inc. common shareholders	$78,308	$53,245	47%	$78,845	(1)%
Earnings per common share:					
Basic	**$0.64**	**$0.45**	42%	**$0.65**	(2)%
Diluted	**$0.64**	**$0.45**	42%	**$0.65**	(2)%

	Six Months Ended		
	March 31, 2011	March 31, 2010	% Change
Total Revenues	$1,697,077	$1,452,656	17%
Net Revenues	1,665,886	1,421,406	17%
Pre-Tax Income	256,751	159,044	61%
Net Income	162,640	98,531	65%
Income for basic earnings per common share:			
Net income attributable to RJF, Inc. common shareholders	$157,128	$94,361	67%
Income for diluted earnings per common share:			
Net income attributable to RJF, Inc. common shareholders	$157,145	$94,367	67%
Earnings per common share[1]:			
Basic	**$1.29**	**$0.79**	63%
Diluted	**$1.29**	**$0.79**	63%

	Balance Sheet Data	
	March 31, 2011	September 30, 2010
Total assets	$ 15.3 bil.	$ 17.9 bil.
Shareholders' equity	$ 2,508 mil.	$ 2,303 mil.
Book value per share	$20.42	$19.03

	Management Data Quarter Ended			
	March 31, 2011	**March 31, 2010**	**December 31, 2010**	**September 30, 2010**
PCG Financial Advisors:				
United States	4,472	4,531	4,489	4,503
Canada	443	444	442	442
United Kingdom	151	133	149	145
# Lead managed:				
Corporate public offerings in U.S.	12	9	12	7
Corporate public offerings in Canada	16	6	14	5
Financial Assets Under Management:				
Managed Accounts (excluding Money Market Funds)	$ 35.6 billion	$ 29.3 billion	$ 33.4 billion	$ 30.0 billion
Client Assets Under Administration	$ 275 billion	$ 242 billion	$ 262 billion	$ 249 billion
Client Margin Balances	$1,537 million	$1,401 million	$1,511 million	$1,437 million

	Three Months Ended				
	March 31, 2011	March 31, 2010	% Change	December 31, 2010	% Change
			(in thousands)		
Revenues:					
Private Client Group	$556,632	$469,264	19%	$519,431	7%
Capital Markets	177,409	149,770	18%	173,026	3%
Asset Management	55,341	48,616	14%	55,587	-
RJ Bank	69,099	71,530	(3)%	77,441	(11)%
Emerging Markets	11,962	3,884	208%	8,589	39%
Securities Lending	1,479	2,218	(33)%	1,750	(15)%
Proprietary Capital	(275)	12,683	(102)%	670	(141)%
Other	3,574	2,038	75%	3,403	5%
Intersegment Eliminations	(8,477)	(10,016)	15%	(9,564)	11%
Total Revenues	$866,744	$749,987	16%	$830,333	4%
Pre-Tax Income:					
Private Client Group	$45,990	$36,543	26%	$55,740	(17)%
Capital Markets	33,689	21,999	53%	24,646	37%
Asset Management	15,227	11,235	36%	15,594	(2)%
RJ Bank	42,256	30,822	37%	46,464	(9)%
Emerging Markets	1,192	(1,570)	176%	321	271%
Securities Lending	330	646	(49)%	524	(37)%
Proprietary Capital	(4,032)	(42)	NM	(142)	NM
Other	(8,415)	(9,977)	16%	(12,633)	33%
Pre-Tax Income	$126,237	$89,656	41%	$130,514	(3)%

	Six Months Ended		
	March 31, 2011	March 31, 2010	$ Change
		(in thousands)	
Revenues:			
Private Client Group	$1,076,063	$923,195	17%
Capital Markets	350,435	283,543	24%
Asset Management	110,928	98,614	12%
RJ Bank	146,540	140,452	4%
Emerging Markets	20,551	7,602	170%
Securities Lending	3,229	4,093	(21)%
Proprietary Capital	395	12,648	(97)%
Other	6,977	3,796	84%
Intersegment Eliminations	(18,041)	(21,287)	15%
Total Revenues	$1,697,077	$1,452,656	17%
Pre-Tax Income:			
Private Client Group	$101,730	$68,255	49%
Capital Markets	58,335	33,393	75%
Asset Management	30,821	23,301	32%
RJ Bank	88,720	55,459	60%
Emerging Markets	1,513	(2,982)	151%
Securities Lending	854	1,333	(36)%
Proprietary Capital	(4,174)	(854)	(389)%
Other	(21,048)	(18,861)	(12)%
Pre-Tax Income	$256,751	$159,044	61%

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Quarter-to-Date

(in thousands, except per share amounts)

| | | | | Three Months Ended | | |
	March 31, 2011	March 31, 2010	% Change	December 31, 2010	% Change
Revenues:					
Securities commissions and fees	$563,710	$479,302	18%	$534,139	6%
Investment banking	63,131	44,839	41%	58,969	7%
Investment advisory fees	52,441	42,218	24%	52,216	-
Interest	96,811	93,275	4%	104,386	(7)%
Net trading profits	15,246	10,170	50%	6,322	141%
Financial service fees	41,291	39,286	5%	41,788	(1)%
Other	34,114	40,897	(17)%	32,513	5%
Total revenues	866,744	749,987	16%	830,333	4%
Interest expense	14,687	15,548	(6)%	16,504	(11)%
Net revenues	852,057	734,439	16%	813,829	5%
Non-interest expenses:					
Compensation, commissions and benefits	579,587	497,419	17%	551,884	5%
Communications and information processing	36,380	32,445	12%	31,145	17%
Occupancy and equipment costs	26,773	25,892	3%	26,229	2%
Clearance and floor brokerage	9,447	8,828	7%	9,917	(5)%
Business development	22,820	20,614	11%	23,945	(5)%
Investment sub-advisory fees	7,867	6,827	15%	6,904	14%
Bank loan loss provision	8,637	19,937	(57)%	11,232	(23)%
Other	36,308	28,269	28%	25,827	41%
Total non-interest expenses	727,819	640,231	14%	687,083	6%
Income including noncontrolling interests and before provision for income taxes	124,238	94,208	32%	126,746	(2)%
Provision for income taxes	45,320	34,028	33%	48,791	(7)%
Net income including noncontrolling interests	78,918	60,180	31%	77,955	1%
Net (loss) income attributable to noncontrolling interests	(1,999)	4,552	(144)%	(3,768)	47%
Net income attributable to Raymond James Financial	**$80,917**	**$55,628**	45%	**$81,723**	(1)%
Net Income per common share basic	**$0.64**	**$0.45**	42%	**$0.65**	(2)%
Net Income per common share diluted	**$0.64**	**$0.45**	42%	**$0.65**	(2)%
Weighted average common shares **outstanding-basic**	**122,396**	**119,288**		**121,155**	
Weighted average common and common equivalent shares outstanding-diluted	**123,265**	**119,580**		**121,534**	

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Year-to-Date

(in thousands, except per share amounts)

| | Six Months Ended | | |
	March 31, 2011	March 31, 2010	% Change
Revenues:			
Securities commissions and fees	$1,097,849	$948,453	16%
Investment banking	122,100	70,557	73%
Investment sub-advisory fees	104,657	86,193	21%
Interest	201,197	184,647	9%
Net trading profits	21,568	21,807	(1)%
Financial service fees	83,079	76,068	9%
Other	66,627	64,931	3%
Total revenues	1,697,077	1,452,656	17%
Interest expense	31,191	31,250	-
Net revenues	1,665,886	1,421,406	17%
Non-interest expenses:			
Compensation, commissions and benefits	1,131,471	968,498	17%
Communications and information processing	67,525	60,519	12%
Occupancy and equipment costs	53,002	52,607	1%
Clearance and floor brokerage	19,364	17,330	12%
Business development	46,765	40,495	15%
Investment sub-advisory fees	14,771	13,385	10%
Bank loan loss provision	19,869	42,772	(54)%
Other	62,135	64,479	(4)%
Total non-interest expenses	1,414,902	1,260,085	12%
Income including noncontrolling interests and before provision for income taxes	250,984	161,321	56%
Provision for income taxes	94,111	60,513	56%
Net income including noncontrolling interests	156,873	100,808	56%
Net (loss) income attributable to noncontrolling interests	(5,767)	2,277	(353)%
Net income applicable to Raymond James Financial, Inc.	**$162,640**	**$98,531**	65%
Net income per common share-basic	**$1.29**	**$0.79**	63%
Net income per common share-diluted	**$1.29**	**$0.79**	63%
Weighted average common shares outstanding-basic	**121,752**	**118,981**	
Weighted average common and common equivalent shares outstanding-diluted	**122,238**	**119,234**	

6

Raymond James Bank, FSB (RJ Bank) is a federally chartered savings bank, regulated by the Office of Thrift Supervision (OTS), which provides residential, consumer and commercial loans, as well as FDIC-insured deposit accounts, to clients of Raymond James Financial, Inc. (RJF) broker-dealer subsidiaries and to the general public. RJ Bank also purchases residential whole loan packages to hold for investment and is active in bank participations and corporate loan syndications. RJ Bank operates from a single branch location adjacent to the Raymond James headquarters complex in St. Petersburg, Florida. RJ Bank's deposits consist predominately of cash balances swept from the client investment accounts carried by Raymond James & Associates, Inc. (RJ&A) in the Raymond James Bank Deposit Program (RJBDP).

Corporate & Commercial Real Estate Loan Portfolio

RJ Bank's corporate and commercial real estate loan portfolio is comprised of commercial lines of credit and term loans and project finance real estate loans. Approximately 90% of the corporate loan portfolio is participations in Shared National Credits (SNC) or other large syndicated loans. The SNCs are loan syndications totaling over $20 million that are shared among three or more regulated institutions. RJ Bank is sometimes involved in the syndication of the loan at inception and some of these loans have been purchased in secondary trading markets. The remainder of the corporate loan portfolio is comprised of smaller loan participations and direct loans. Regardless of the source, all loans are independently underwritten to RJ Bank credit policies, are subject to loan committee approval, and credit quality is continually monitored by the corporate lending staff. The corporate lending staff has direct access and a regular dialogue with the borrowers' management teams. Approximately 40% of the corporate borrowers also have a capital markets relationship with RJ&A. More than half of RJ Bank's corporate borrowers are public companies. RJ Bank's corporate loans are generally secured by all assets of the borrower and in some instances are secured by mortgages on specific real estate. In a limited number of transactions, loans in the portfolio are extended on an unsecured basis. During the most recent quarter, Corporate and Commercial Real Estate Banking closed 40 new loan transactions representing $519 million in new loan commitments.

Residential Loan Portfolio

RJ Bank's residential loan portfolio consists primarily of first mortgage loans originated by RJ Bank via referrals from RJF Private Client Group financial advisors, and first mortgage loans purchased by RJ Bank, originated by select large financial institutions. These purchased mortgage loans represent approximately 90% of RJ Bank's residential portfolio. Approximately 93% of the residential loans are fully documented loans, and 99% of the residential loan portfolio is to owner-occupant borrowers for their primary or second home residences. Virtually all of RJ Bank's residential mortgage loans are adjustable rate mortgage (ARM) loans. Approximately 45% of first lien residential mortgage loans are ARMs with interest-only payments based on a fixed rate for an initial period of the loan, typically 3-5 years, then become fully amortizing, subject to annual and lifetime interest rate caps. RJ Bank does not originate or purchase option ARM loans with negative amortization, payment options, reverse mortgages, or other types of exotic loan products. Loans with deeply discounted teaser rates are not originated or purchased. Originated 15 or 30-year fixed rate mortgages are typically sold to correspondents and only retained on an exception basis. All of RJ Bank's residential first mortgage loans are serviced by the seller or by third party professional firms. Mortgage Banking closed and funded $51 million in retail mortgage loan production in the most recent quarter. Residential borrower credit scores at the time of origination are continuously monitored as an indicator of credit quality as the portfolio mix changes with new loans or pay downs. The most recent weighted average credit score for the residential loan portfolio was 751, virtually unchanged from prior quarters. Loan-to-value (LTV) ratios at time of origination are similarly tracked with the most recent weighted-average LTV at 65%.

Asset Quality

During the quarter, the Allowance for Loan Losses (ALL) as a percentage of total loans increased slightly from 2.34% to 2.37%. Total net loan charge-offs for the current quarter were $8.5 million, compared to the prior quarter's $12.3 million. Net charge-offs in the corporate loan portfolio totaled $3.4 million compared to $6.4 million in the prior quarter. The remaining $5.1 million in net charge-offs were taken on residential mortgage loans, which were slightly lower than last quarter's $5.9 million. Loan loss provision expense for the current quarter was $8.6 million, compared to the previous quarter's provision expense of $11.2 million. Due to lower charge-offs and generally improving credit quality, less provision expense was recorded in the current quarter than in the prior quarter. Over 30 day past-due residential mortgage loans showed an improving trend as delinquencies decreased by 0.21% compared to the prior quarter's decrease of only 0.01%. Total nonperforming loans decreased by $3.8 million during the current quarter, compared to the prior quarter's decrease of $17.3 million, which included two sizable resolutions. Other Real Estate Owned (OREO) balances decreased during the current quarter to $20.0 million from $20.8 million. Although relatively static from quarter to quarter, there is turnover in the OREO portfolio as RJ Bank experienced 12 residential OREO sales and 13 new foreclosed properties during the current quarter.

Investments

RJ Bank's investment portfolio consists of mortgage backed securities and Federal Home Loan Bank (FHLB) stock. About 45% of the portfolio is invested in relatively short average-life floating rate government agency securities. Most of the remaining mortgage-backed securities portfolio is comprised of non-agency collateralized mortgage obligations (CMOs). Current characteristics of each security owned such as delinquency and foreclosure levels, credit enhancement, projected losses and coverage are reviewed monthly by management.

All mortgage securities are classified as Available for Sale and the fair value reported includes an aggregate pretax unrealized loss of $39.6 million. These securities have experienced losses in fair value due to ongoing economic uncertainty, the residential housing market downturn and continued illiquidity in the markets. Certain securities were considered to be other-than-temporarily impaired (OTTI) as of March 31, 2011. Even though there is no intent to sell these securities and it is highly unlikely the securities will be required to be sold, RJ Bank does not expect to recover the amortized cost basis of these securities in full, and therefore, recorded $3.2 million of OTTI loss in other revenue during the quarter. This is based on RJ Bank's evaluation of the performance and underlying characteristics of the securities, including the level of current and estimated credit losses relative to the level of credit enhancement, which are subject to change depending on a number of factors such as economic conditions, changes in home prices, delinquency and foreclosure statistics, among others.

$ in thousands UNAUDITED	Three Months Ended 03/31/2011	Three Months Ended 12/31/2010	Three Months Ended 9/30/2010	Three Months Ended 6/30/2010	Three Months Ended 3/31/2010
Net Revenues[1]	$65,636	$73,482[2]	$62,097	$65,033	$66,881
Net Interest Income	$66,786	$74,353[2]	$64,286	$62,466	$67,202
Loan Loss Provision Expense	$8,637	$11,232	$20,543	$17,098	$19,937
Pre-tax Income	$42,256	$46,464[2]	$27,365	$29,185	$30,822
Net Interest Margin					
(% Earning Assets)	3.53%	3.70%[2]	3.46%	3.32%	3.50%
Net Interest Spread (Interest-Earning					
(Assets Yield – Cost Of Funds)	3.50%	3.67%[2]	3.43%	3.29%	3.48%

	As of 03/31/2011	As of 12/31/2010	As of 9/30/2010[8]	As of 6/30/2010	As of 3/31/2010
Total Assets	$7,574,468	$7,570,337	$10,818,240	$7,462,415	$7,620,012
Adjusted Total Assets[3]			$7,334,287		
Total Loans, Net	$6,028,387	$6,104,133	$6,094,929	$6,169,613	$6,236,923
Total Deposits	$6,711,204	$6,682,396	$7,463,671[3]	$6,469,727	$6,731,459
Raymond James Bank Deposit					
Program Deposits (RJBDP)	$6,433,102	$6,407,199	$6,805,412[3]	$6,124,753	$6,399,841
Available for Sale Securities,					
at Fair Value	$353,659	$385,153	$424,452	$424,336	$455,766
Net Unrealized Loss on Available					
For Sale Securities, Before Tax	$(39,629)	$(42,848)	$(50,586)	$(59,489)	$(68,898)
Tangible Common Equity/ Total					
Assets	10.84%	10.80%	11.71% [7]	11.20%	10.65%
Total Capital (to Risk-Weighted Assets)[10]	13.2%	13.2%	14.2% [7]	13.8%	13.6%
Tier I Capital (to Adjusted Assets)[10]	11.1%	11.1%	12.1% [7]	11.7%	11.2%
Commercial Real Estate Loans[4]	$861,067	$936,287	$1,003,181	$1,000,946	$1,091,991
Commercial Loans[4]	$3,506,678	$3,404,934	$3,235,746	$3,229,736	$3,061,930
Residential/Consumer Loans[4]	$1,849,362	$1,952,890	$2,042,095	$2,122,977	$2,269,696
Allowance for Loan Losses	$146,115	$146,024	$147,084	$147,091	$148,358
Allowance for Loan Losses					
(as % Loans)	2.37%	2.34%	2.36%	2.33%	2.32%
Net Charge-offs	$8,546	$12,292	$20,550	$18,365	$20,743
Nonperforming Loans[5]	$132,830	$136,662	$153,983	$153,741	$141,214
Other Real Estate Owned	$19,968	$20,773	$27,925	$22,770	$25,389
Total Nonperforming Assets[6]	$152,798	$157,435	$181,908	$176,511	$166,603
Nonperforming Assets					
(as % of Total Assets)	2.02%	2.08%	2.48%[7]	2.37%	2.19%
Total Nonperforming Assets/Tangible					
Common Equity + Allowance for					
Loan Losses (Texas Ratio)	15.79%	16.34%	18.09%	17.95%	17.36%
Total Criticized Loans[9]	$462,342	$451,046	$630,688	$623,472	$532,840
1-4 Family Residential Loans					
over 30 days past due					
(as % Residential Loans)	4.34%	4.55%	4.56%	4.60%	4.18%
1-4 Family Mortgage	4.2% CA[11]	4.5% CA[11]	4.8% CA[7][11]	5.1% CA[11]	5.5% CA[11]
Geographic Concentration	3.0% FL	3.1% FL	3.2% FL[7]	3.5% NY	3.8% NY
(top 5 states, dollars	2.6% NY	2.9% NY	3.2% NY[7]	3.4% FL	3.4% FL
outstanding as a	1.3% NJ	1.4% NJ	1.5% NJ[7]	1.6% NJ	1.7% NJ
percent of Adjusted Total Assets)	1.1% VA	1.1% VA	1.2% VA[7]	1.3% VA	1.3% VA
Number of Corporate Borrowers	303	295	283	285	270

Outstanding Balances of Corporate and Commercial Real Estate Loans by Industry Category at 03/31/11 (in millions)

Corporate Loan Portfolio		Commercial Real Estate Loan Portfolio	
Telecommunications	$348.4	Hospitality	$194.8
Consumer Products/Services	317.1	Retail	163.2
Media	240.5	Multi-Family	145.8
Healthcare Providers (Non-Hospitals)	221.6	Office	133.1
Automotive/Transportation	173.8	Industrial Warehouse	105.4
Office Equipment/Business Systems	172.3	Mixed Use	43.4
Hospitals	171.8	Healthcare/Senior Living Facilities	33.3
Restaurants	155.9	Commercial Acquisition and	
Defense/Government Contractors	155.2	Development	23.4
Chemicals	149.3	Special Purpose	12.4
Finance/Insurance	139.0	Condominium	3.9
Technology	133.7	Residential Acquisition and	
Pharmaceuticals	133.1	Development	2.3
Gaming	126.5	Total Commercial Real Estate	
Retail	122.2	Loan Portfolio	$861.0*
Energy	114.9		
Sports	113.8		
Natural Gas Pipeline	100.3		
Industrial Manufacturing	98.6	*Of this total, $345.5 million represents loans to Real Estate	
Mining and Minerals	91.8	Investment Trusts and $61.5 million represents construction	
Food and Beverage	79.0	loans.	
Private Banking	57.9		
Environmental Services	54.3		
Government Guaranteed SBA/USDA	20.9		
Medical Products	10.2		
Agriculture	4.6		
Total Commercial Loan Portfolio	$3,506.7		

(1) Net Revenues equal gross revenue, which includes interest income and non-interest income (including securities losses), less interest expense.

(2) Net Revenues, Net Interest Income and Pre-tax Income were positively impacted by a $6.4 million interest accrual error correction recorded during the quarter ended 12/31/10. This adjustment increased both Net Interest Margin and Net Interest Spread by 0.09% for the quarter ended December 31, 2010.

(3) At 9/30/10, total assets were adjusted to exclude the approximately $700 million in additional RJBDP deposits, which were redirected to other RJBDP participating banks in early October, 2010, the approximately $400 million in deposits from affiliates which were subsequently withdrawn on 10/01/10, and the $2.4 billion overnight FHLB advance repaid on 10/01/10. See information in footnote 8 below for additional information.

(4) Outstanding loan balances are shown gross of unearned income and deferred expenses.

(5) Nonperforming Loans includes 90+ days Past Due plus Nonaccrual Loans.

(6) Includes Nonperforming Loans and Other Real Estate Owned.

(7) Tangible Common Equity, Total Capital and Tier I Capital as well as Nonperforming Assets and Concentration ratios are presented as a percent of Adjusted Total Assets (see note 3 above). Had Total Assets (GAAP assets) been used in the calculation of these ratios at 09/30/10, the resulting disclosures would have been as follows: Tangible Common Equity to Total Assets of 7.94%; Total Capital to Risk-Weighted Assets of 13.0%; Tier I Capital (to Adjusted Assets) of 8.2%; Nonperforming Assets to Total Assets of 1.68%; and Geographic Concentrations for CA, FL, NY, NJ, and VA of 3.3%, 2.2%, 2.1%, 1.0%, and 0.8%, respectively.

(8) In order to meet point-in-time regulatory balance sheet composition requirements related to its qualifying as a thrift institution at 09/30/10, RJ Bank held an additional $3.5 billion in qualifying assets funded by a $2.4 billion overnight FHLB advance, deposits of approximately $400 million from affiliates, and additional deposits of approximately $700 million from the RJBDP. The deposits from affiliates were withdrawn and the FHLB advance was repaid on 10/01/10. The RJBDP deposits were redirected to other RJBDP participating banks in early October, 2010.

(9) Represents the loan balance for all loans in the Special Mention, Substandard, Doubtful and Loss classifications as utilized by the banking regulators. In accordance with its accounting policy, RJ Bank does not have any loan balances within the Loss classification as loans or a portion thereof, which are considered to be uncollectible, are charged-off prior to the assignment of this classification.

(10) Estimated for the current quarter.

(11) This concentration ratio for the state of CA excludes 2.4% at 03/31/10 and 12/31/10, 2.3% at 09/30/10 and 1.5% at 06/30/10 and 03/31/10, for purchased loans that have full repurchase recourse for any delinquent loans.